NEWS RELEASE

New York - AG	November 9, 2022
Toronto – FR
Frankfurt – FMV

First Majestic Reports Third Quarter Financial Results
and Quarterly Dividend Payment

Vancouver, BC, Canada – First Majestic Silver Corp. (AG: NYSE; FR: TSX) (the "Company" or “First Majestic”) is pleased to announce the release of the unaudited interim consolidated financial results of the Company for the third quarter ended September 30, 2022. The full version of the financial statements and the management discussion and analysis can be viewed on the Company's website at www.firstmajestic.com or on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All amounts are in U.S. dollars unless stated otherwise.

THIRD QUARTER 2022 HIGHLIGHTS

•Record production of 8.8 million silver equivalent (“AgEq”) ounces, up 21% compared to Q3 2021. Total production consisted of 2.7 million ounces of silver and 67,072 ounces of gold
•Quarterly revenues totalled $159.8 million, an increase of 28% compared to Q3 2021
•Mine operating earnings of $3.3 million, or a decrease of 5% compared to Q3 2021
•Operating cash flows before movements in working capital and taxes totalled $27.7 million, an increase of 23% compared to Q3 2021
•Cash costs were $13.34 per AgEq ounce and All-in sustaining costs (“AISC”) (see “Non-GAAP Financial Measures”, below) were $17.83 per AgEq ounce representing a decrease of 5% and 11%, respectively, compared to Q3 2021
•Adjusted earnings of ($22.6) million (adjusted EPS of ($0.09)) (see “Non-GAAP Financial Measures”, below) after excluding non-cash and non-recuring items
•At the end of the quarter, the Company had cash and cash equivalents of $148.8 million and restricted cash of $101.2 million totalling $250.0 million. During the quarter, the Company successfully received payments totalling $44.1 million which were previously held as cash bonds related to Jerritt Canyon by the Nevada Division of Environmental Protection and United States Forest Service
•Declared a cash dividend payment of $0.0061 per common share for the third quarter of 2022 for shareholders of record as of the close of business on November 22, 2022, and will be distributed on or about December 2, 2022

“In the third quarter, we saw strong production and cash flows from our Mexican operations as San Dimas and Santa Elena saw significant head grade improvements,” stated President and CEO, Keith Neumeyer. “The consolidated Mexican operations, which accounted for approximately 83% of our total production, generated healthy margins at a low AISC of $12.29 per AgEq ounce, or a 20% decrease from the prior quarter. At Jerritt Canyon, higher costs were the result of lower production due to the planned 14-day maintenance of the roaster. However, we continue to anticipate a strong recovery at Jerritt Canyon in the fourth quarter and into early 2023 as Smith Zone 10, West Generator and Saval II mines come online in November. The inclusion of these new production areas are expected to increase ore deliveries to 3,000 tpd and substantially reduce costs.”

OPERATIONAL AND FINANCIAL HIGHLIGHTS

Key Performance Metrics	2022-Q3	2022-Q2	Change Q3 vs Q2	2021-Q3	Change Q3 vs Q3
Operational
Ore Processed / Tonnes Milled	836,514	903,791	(7%)	943,126	(11%)
Silver Ounces Produced	2,736,100	2,775,928	(1%)	3,302,086	(17%)
Silver Equivalent Ounces Produced	8,766,192	7,705,935	14%	7,319,441	20%
Cash Costs per Silver Equivalent Ounce (1)	$13.34	$14.12	(6%)	$14.09	(5%)
All-in Sustaining Cost per Silver Equivalent Ounce (1)	$17.83	$19.91	(10%)	$19.93	(11%)
Total Production Cost per Tonne (1)	$135.07	$114.55	18%	$106.52	27%
Average Realized Silver Price per Silver Equivalent Ounce (1)	$19.74	$23.93	(18%)	$23.10	(15%)

Financial (in $millions)
Revenues	$159.8	$159.4	0%	$124.6	28%
Mine Operating Earnings	$3.3	$11.6	(72%)	$3.5	(5%)
Net (Loss) earnings	($20.7)	($84.1)	(75%)	($18.4)	13%
Operating Cash Flows before Movements in Working Capital and Taxes	$27.7	$33.0	(16%)	$22.6	23%
Cash and Cash Equivalents	$148.8	$117.7	26%	$192.8	(23%)
Working Capital (1)	$148.2	$199.8	(26%)	$262.5	(44%)
Free Cash Flow (1)	$45.3	($37.5)	NM	($38.5)	NM

Shareholders
(Loss) Earnings per Share ("EPS") - Basic	($0.08)	($0.32)	(75%)	($0.07)	10%
Adjusted EPS (1)	($0.09)	($0.02)	NM	($0.07)	22%
NM – Not meaningful

(1) The Company reports non-GAAP measures which include cash costs per silver equivalent ounce produced, all-in sustaining cost per silver equivalent ounce produced, total production cost per tonne, average realized silver price per ounce sold, working capital, adjusted EPS and free cash flow. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning under the Company’s financial reporting framework. See “Non-GAAP Financial Measures” below.

Q3 2022 FINANCIAL RESULTS

As a result of the continued weakness in metal prices, the Company realized an average price of $19.74 per AgEq ounce during the third quarter of 2022, representing a 15% decrease compared to the third quarter of 2021 and an 18% decrease compared to the prior quarter.

Revenues generated during the quarter totalled $159.8 million, representing a 28% increase when compared to the third quarter of 2021. The increase in revenues was primarily attributed to higher production at San Dimas and Santa Elena and partially offset by the decrease in the average price per AgEq ounce sold and lower production at Jerritt Canyon due to the maintenance shut down.

Mine operating earnings totaled $3.3 million compared to $3.5 million in the third quarter of 2021. The marginal decrease in mine operating earnings is primarily attributed to lower metal prices, an increase in cost of sales and depreciation and depletion from San Dimas, Santa Elena and La Encantada, offset by an increase in silver equivalent ounces sold.

The Company reported net earnings of ($20.7) million (EPS of ($0.08)) compared to ($18.4) million (EPS of ($0.07)) in the third quarter of 2021. Adjusted net earnings for the quarter, normalized for non-cash or non-recurring items such as share-based payments, unrealized losses on marketable securities and non-recurring write-downs on mineral inventory for the quarter was ($22.6) million (adjusted EPS of ($0.09)) compared to ($18.1) million (adjusted EPS of ($0.07)) in the third quarter of 2021.

Cash flow from operations before movements in working capital and income taxes in the quarter was $27.7 million compared to $22.6 million in the third quarter of 2021 due to the increase in revenue of $35.2 million, partially offset by an increase in cost of sales.

As of September 30, 2022, the Company had cash and cash equivalents of $148.8 million and restricted cash of $101.2 million totalling $250.0 million. During the quarter, the Company received payments totalling $44.1 million which were previously held as cash bonds related to Jerritt Canyon by the Nevada Division of Environmental Protection and United States Forest Service.

OPERATIONAL HIGHLIGHTS

The table below represents the quarterly operating and cost parameters at each of the Company’s four producing mines during the quarter.

Third Quarter Production Summary	San Dimas	Santa Elena	La Encantada	Jerritt Canyon	Consolidated
Ore Processed / Tonnes Milled	185,126	214,387	255,945	181,056	836,514
Silver Ounces Produced	1,649,002	308,070	779,028	—	2,736,100
Gold Ounces Produced	23,675	26,989	109	16,299	67,072
Silver Equivalent Ounces Produced	3,776,124	2,733,761	788,872	1,467,435	8,766,192
Cash Costs per Silver Equivalent Ounce	$8.25	$10.37	$15.55	$30.73	$13.34
All-in Sustaining Cost per Silver Equivalent Ounce	$10.97	$12.29	$18.61	$36.84	$17.83
Cash Cost per Gold Equivalent Ounce	N/A	N/A	N/A	$2,767	N/A
All-In Sustaining Costs per Gold Equivalent Ounce	N/A	N/A	N/A	$3,317	N/A
Total Production Cost per Tonne	$161.41	$124.94	$46.29	$245.66	$135.07
(1) The Company reports non-GAAP measures which include cash costs per silver equivalent ounce produced, all-in sustaining cost per silver equivalent ounce produced, total production cost per tonne, average realized silver price per ounce sold, working capital, adjusted EPS and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning under the Company's financial reporting framework. See “Non-GAAP Financial Measures”, below

Total production in the third quarter reached a new record of 8.8 million AgEq ounces, consisting of 2.7 million ounces of silver and 67,072 ounces of gold, representing a 20% increase compared to the third quarter of 2021 primarily due to higher production at San Dimas and Santa Elena driven by an increase in silver and gold grades.

COSTS AND CAPITAL EXPENDITURES

Cash cost for the quarter was $13.34 per AgEq ounce, compared to $14.12 per AgEq ounce in the previous quarter. The decrease in cash costs per AgEq ounce was primarily attributed to an increase in AgEq production at the San Dimas and Santa Elena operations. Production at San Dimas increased 24% compared to the prior quarter, due to increased ore shipments from the Jessica and Regina veins along with the commencement of production from the Perez vein in July. Production at Santa Elena increased by 22%, compared to the prior quarter, as a result of processing a higher percentage of Ermitaño’s ore containing higher gold grades than Santa Elena’s Main Vein ore. Additionally, the Company has implemented comprehensive cost saving measures to combat inflation impacts primarily in energy, reagents, and other major consumables.

AISC in the third quarter was $17.83 per ounce compared to $19.91 per ounce the previous quarter. The 10% decrease in AISC was primarily attributed to lower cash costs and higher production along with a reduction in general and administrative costs as the Company has reduced headcount across various corporate and operational departments. Since the beginning of the year, the Company has reduced approximately 4% of its workforce and is planning additional reductions in order to further reduce general and administration costs on a go forward basis. Furthermore, reductions in mine development and exploration activities also contributed to lower AISC per AgEq ounce. AISC were higher at Jerritt Canyon due to a decrease in tonnes milled as the Company completed a 14-day annual maintenance overhaul of the dual roasters in September. Gold grades and throughput rates are expected to improve in the fourth quarter as ore production from the Smith Zone 10 area are processed at the mill along with processing a large surface ore stockpile which was built up during the roaster maintenance overhaul. This new ore feed, along with the expected restart of the West Generator and Saval II mines in November, are anticipated to increase gold grades and increase the amount of fresh ore feed to the plant by the end of 2022. Jerritt Canyon accounted for 17% of the Company’s third quarter production while the three Mexican operations accounted for 83%. The Mexico operations had a combined AISC of $12.29 AgEq ounce, or a 20% decrease when compared to the previous quarter.

Total capital expenditures in the third quarter were $58.1 million, primarily consisting of $11.6 million at San Dimas, $9.6 million at Santa Elena, $2.2 million at La Encantada, $28.6 million at Jerritt Canyon and $6.1 million for strategic projects. Capital investments for the LNG powerplant expansion and the dual circuit project at Santa Elena are nearly complete as final commissioning activities for both projects remain on schedule for the fourth quarter of 2022.

Q3 2022 DIVIDEND ANNOUNCEMENT

The Company is pleased to announce that its Board of Directors has declared a cash dividend payment in the amount of $0.0061 per common share for the third quarter of 2022. The third quarter cash dividend will be paid to holders of record of First Majestic’s common shares as of the close of business on November 22, 2022 and will be distributed on or about December 2, 2022.

Under the Company’s dividend policy, the quarterly dividend per common share is targeted to equal approximately 1% of the Company’s net quarterly revenues divided by the Company’s then outstanding common shares on the record date.

The amount and distribution dates of future dividends remain at the discretion of the Board of Directors. This dividend qualifies as an ‘eligible dividend’ for Canadian income tax purposes. Dividends paid to shareholders outside Canada (non-resident investors) may be subject to Canadian non-resident withholding taxes.

ABOUT THE COMPANY

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Jerritt Canyon Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine.

First Majestic is proud to offer a portion of its silver production for sale to the public. Bars, ingots, coins and medallions are available for purchase online at its Bullion Store at some of the lowest possible premiums.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll-free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO

Non-GAAP Financial Measures

This press release includes reference to certain financial measures which are not standardized measures under the Company's financial reporting framework. These measures include cash costs per silver equivalent ounce produced, all-in sustaining cost (or “AISC”) per silver equivalent ounce produced, total production cost per tonne, average realized silver price per ounce sold, working capital, adjusted EPS and cash flow per share. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. These measures are widely used in the mining industry as a benchmark for performance but do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures disclosed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For a complete description of how the Company calculates such measures and a reconciliation of certain measures to GAAP terms please see "Non-GAAP Measures" in the Company's most recent management discussion and analysis filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov and which is incorporated by reference herein.

Cautionary Note Regarding Forward Looking Statements

This press release contains “forward‐looking information” and "forward-looking statements” under applicable Canadian and U.S. securities laws (collectively, “forward‐looking statements”). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements include, but are not limited to, statements with respect to: commercial mining operations; cash flow; budgets; the timing and amount of estimated future production; throughput capacity; ore feed and grades; recovery rates and payment of dividends. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward‐looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward‐looking statements”.

Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: the duration and effects of the coronavirus and COVID-19, and any other pandemics on our operations and workforce, and the effects on global economies and society; general economic conditions including inflation risks related to the integration of acquisitions; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; labour relations; relations with local communities; changes in national or local governments; changes in applicable legislation or application thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation; limitations on insurance coverage as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in the Company's most recent Annual Information Form, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.